August 15, 2019

Katherine Hsu
Office Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Wells Fargo Commercial Mortgage Trust 2017-C41
Wells Fargo Commercial Mortgage Trust 2017-C42
Wells Fargo Commercial Mortgage Trust 2018-C44
Wells Fargo Commercial Mortgage Trust 2018-C45
Forms 10-K for Fiscal Year Ended December 31, 2018
Filed March 21, 2019
File Nos. 333-206677-20, 333-206677-21, 333-206677-24 and 333-206677-25

Dear Ms. Hsu:

We are acting as counsel to Wells Fargo Commercial Mortgage Securities, Inc. (“WFCMSI”) in connection with the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to me by Ms. Kayla Roberts by telephone on August 5, 2019 (the “Comments”) relating to the above-captioned Form 10-K filings (the “Filings”).  We have reviewed the Comments and the Filings and have discussed the Comments with various representatives of WFCMSI.
For your convenience, the Staff’s comments are repeated in italics below, followed by the responses of WFCMI.
Attestation Reports of NDNB for Rialto Capital Advisors LLC (“Rialto”), as special servicer

1.
We note that the attestation reports prepared by NDNB for Rialto state that “the examination was conducted in accordance with attestation standards of AICPA” without referencing the standards of the PCAOB.  We also note that NDNB is not registered with the PCAOB.  With respect to each assessment report for asset-backed securities, Form 10-K must include a report by a registered public accounting firm that also attests to and reports on the assessment in accordance with standards for attestation engagements issued or adopted by the PCAOB.  Refer to Exchange Act Rule 15d-18(c) and Item 1122(b) of Regulation AB.  Please revise your Form 10-K to include compliant attestation reports for Rialto.

David S. Burkholder    Tel +1 704 348-5309    Fax +1 704 348-5200    david.burkholder@cwt.com

Katherine Hsu
August 15, 2019

Rialto has informed us that at the time it engaged its public accounting firm to prepare its 2018 attestation report, Rialto was of the understanding that its accounting firm could and would deliver a PCAOB-compliant attestation report.

Rialto has informed us that it has undertaken all necessary actions to have a registered public accounting firm prepare a compliant 2018 attestation report.  Rialto has informed us that since it had and continues to have the appropriate PCAOB procedures in place, and in prior years has received a PCAOB compliant attestation report, Rialto expects the new attestation report will be completed within 4 to 6 weeks from the date of this letter for inclusion in each applicable amended Form 10-K.  In addition to the new attestation report, Rialto expects to deliver a corrected assessment report referring to the new attestation report.  WFCMSI expects to file the new assessment and attestation report as an amendment to the affected filings promptly following receipt.

Rialto has informed us that it also will implement additional internal oversight procedures to ensure accountant attestations comply with all applicable rules and regulations in the future.

In responding to the Comments with respect to the Filings, WFCMSI has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:
●	WFCMSI is responsible for the adequacy and accuracy of the disclosure in the Filings;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
●	WFCMSI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ David S. Burkholder

David S. Burkholder

cc:	Anthony Sfarra Troy B. Stoddard, Esq.